

Clair Marie McDade, RA · 3rd

Founder of Archneura

McLean, Virginia, United States ·

Contact info

500+ connections

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Archneura Inc.



The Cooper Union for the Advancement of Science...

Providing services
Commercial Real Estate, Cloud Application Development, Web Development...
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We have reached 75% of our goal on Wefunder! It is inspiring to see so many...



Invest in Archneura: Working to stop disposable buildings. | Wefunder
wefunder.com • 1 min read



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As many of you know I recently co
the data science program with Fla









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Experience



Founder
Archneura Inc.
Sep 2018 – Present · 2 yrs 10 mos

Archneura is developing the Building Quality Index (BQI), the first quality rating for built assets. The BQI helps owners reduce risk, increase NOI, and extend building lifespan.



Data Science Fellow
Flatiron School
Jun 2020 – Sep 2020 · 4 mos



Founding Principal
Archfina
Aug 2018 – May 2020 · 1 yr 10 mos
Washington D.C. Metro Area

Architectural consulting including specifications writing, design of unique projects and expert witness services. Provided expert witness services on an architectural software claim for a $120B technology and a Fortune 500 plaintiff.



Project Architect
SmithGroup
Nov 2015 – Dec 2017 · 2 yrs 2 mos
Washington DC

Design and project leadership for Health Care, Master Planning and Strategic Planning projects.



Project Architect
DLR Group
Dec 2014 – Nov 2015 · 1 yr
Washington DC

Design and project leadership for education and public buildings.

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Education



The Cooper Union for the Advancement of Science and Art

B-Arch (5 year degree), Architecture

2003 – 2007

Activities and Societies: Student Council, Senior Council



Illinois Institute of Technology

B-Arch Candidate (5 year degree), Architecture, Crown Scholar

2001 – 2003



Flatiron School

Data Science Fellow

2020 – 2020

Graduated September 2020.



